June 3, 2010
Via EDGAR Correspondence
Michael R. Clampitt, Senior Attorney
Matthew McNair, Attorney-Advisor
Division of Corporation Finance
Mail Stop 4720
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	U.S. Bancorp Registration Statement on Form S-4 (File No. 333-166706)
Dear Messrs Clampitt and McNair:
     With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby respectfully requests on behalf of U.S. Bancorp (the “Registrant”) that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it is declared effective at 12:00 p.m., EDT, on Friday, June 4, 2010, or as soon as practicable thereafter on June 4, 2010.
     The Registrant confirms that it is aware of its obligations under the Securities Act. In addition, the Registrant hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Registrant respectfully requests that the Commission notify James J. Barresi at Squire, Sanders & Dempsey L.L.P. at (513) 361-1260 upon acceleration of effectiveness of the Registration Statement.
usbank.com

Securities and Exchange Commission
June 3, 2010

Very truly yours, U.S. BANCORP
By:	/s/ Kenneth D. Nelson
Kenneth D. Nelson
Executive Vice President and Treasurer

cc:	Lee R. Mitau, Esq.
Laura Bednarski, Esq.
Matthew B. Krush, Esq.
     U.S. Bancorp

James J. Barresi, Esq.
Aaron A. Seamon, Esq.
     Squire, Sanders & Dempsey L.L.P.

Michael J. Schiavone, Esq.
Lona Nallengara, Esq.
Shearman & Sterling LLP